Exhibit 8.19

                             DAVIS POLK & WARDWELL
                             450 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017




                                (212) 450-4571


                                                         July 24, 1996




Morgan Stanley Group Inc.
1585 Broadway
New York, NY 10036

         Re:  Morgan Stanley Group Inc.
               Nikkei 225 Protection Step-Up
               Exchangeable Notes Due July 31, 2003
               --------------------------------------
Dear Sirs:

         We have acted as special tax counsel for you in connection with the issuance of your $100,000,000 aggregate principal amount Nikkei 225 Protection Step-Up Exchangeable Notes due July 31, 2003 (the "Notes"). In our opinion, the discussion set forth below is a summary of certain material U.S. federal income tax considerations that are generally relevant to holders of the Notes. As used herein, the term "Foreign Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a nonresident alien individual, (ii) a corporation, partnership or other entity that was not created or organized in or under the laws of the United States or any political subdivision thereof or (iii) a nonresident alien or foreign fiduciary or grantor of a trust or estate. Other capitalized terms appearing herein and not defined have the meanings assigned to such terms in the Pricing Supplement.

         The summary is based on tax laws in effect as of the date hereof, which are subject to change by legislative, judicial or regulatory action that in some cases may have retroactive effect. This summary does not address all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"), and does not deal with holders subject to special rules, such as certain financial institutions, insurance companies, dealers in options or securities, purchasers holding Notes as a part of a hedging transaction or straddle or as part of a "synthetic security" or other integrated investments, nonresident alien individuals that have lost United States citizenship or that have ceased to be treated as resident aliens, corporations that are treated as foreign or domestic personal holding companies, controlled foreign corporations, or passive foreign investment companies and Foreign Holders that are owned or controlled by persons subject to United States income tax. This summary also does not deal with holders other than initial holders of the Notes who are accrual basis taxpayers and purchase Notes at the Issue Price.

         The Notes will be treated as debt for United States federal income tax purposes. Although Treasury regulations addressing the treatment of contingent debt instruments were released on June 11, 1996, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of a Note, by their terms apply only to debt instruments issued on or after August 13, 1996. Under existing general United States federal income tax principles, an accrual basis U.S. Holder may be required to include all or a portion of any such contingent amount in income at the time such amount becomes fixed and determinable, which is on the Nikkei Determination Date with respect to each Exchange Date, and with respect to the Maturity Date is on the last Final Determination Date in the Calculation Period used as a reference in the calculation of the Nikkei Final Value for such Note. It is unclear under existing law whether payments of contingent amounts in excess of the Notes' principal amount will be treated as ordinary or capital in character. We understand that the Company currently intends to treat such amounts as interest income and to report such amounts accordingly. Prospective investors should be urged to consult with their tax advisors regarding the tax treatment of the contingent amounts payable on the Note.

         United States Holders that have acquired debt instruments that are similar to the Notes and have accounted for such debt instruments in a consistent manner (including under proposed, but subsequently withdrawn, Treasury regulations) may be deemed to have established a method of tax accounting. In such instance, the United States Holder would be required to apply such method of tax accounting to the Notes, unless consent of the Commissioner of the Service is obtained to change such method.

         Any gain or loss recognized on the sale or exchange of a Note prior to its retirement will be treated as capital in character.

         A Foreign Holder will generally not be subject to United States federal income taxes, including withholding taxes, on payments of principal, premium, if any, or interest on a Note, or any gain arising from the sale or disposition of a Note provided that (i) any such income is not effectively connected with the conduct of a trade or business within the United States,
(ii) such Foreign Holder is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company, (iii) the Foreign Holder (if an individual) is not present in the United States 183 days or more during the taxable year of the disposition, and (iv) the Foreign Holder does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States.

         The 31% "backup" withholding and information reporting requirements will generally not apply to payments by the Company or its agents of principal, premium, if any, and interest on a Note, and to proceeds of the sale or redemption of a Note before maturity, with respect to a Foreign Holder.

         Foreign Holders of Notes should be urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Foreign Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Service.

         A Note held by an individual who at the time of his death is not a citizen or domiciliary of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that (i) interest paid to such individual on such Note would not be effectively connected with the conduct by such individual of a trade or business within the United States and (ii) such individual is not a person who owns (directly or by attribution) ten percent or more of the total combined voting power of all classes of stock of the Company.

         There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors should be urged to consult their tax advisors as to the possible consequences of holding the Notes.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the offering of the Notes. We also consent to the use of our name under the caption "United States Federal Taxation" in the pricing supplement relating to the Notes (the "Pricing Supplement").


                                 Very truly yours,


                                 Davis Polk & Wardwell